UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On September 13, 2021, Amryt Pharma plc (the “Company”) published a press release that included updated revenue guidance for 2021 ahead of its Virtual Capital Markets Event. A copy of that press release is attached hereto as Exibit 99.1, and a copy of the Company’s presentation for the Virtual Capital Markets Event is attached hereto as Exhibit 99.2.

Investors and others should note that the Company announces material information to investors through the investor relations page on its website (www.amrytpharma.com), SEC filings, press releases, public conference calls and webcasts. The Company expects to update investor presentations and similar materials on a regular basis and will continue to post these materials to its investor relations page on its website. The Company encourages investors, the media and others to review the information it posts from time to time on its website.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1
99.2	Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: September 13, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer